Exhibit 2.1

Execution Version

EMPLOYEE MATTERS AGREEMENT

by and among

CITRIX SYSTEMS, INC.,

GETGO, INC.

and

LOGMEIN, INC.

Dated as of January 31, 2017

TABLE OF CONTENTS

		PAGE

ARTICLE I

DEFINITIONS

Section 1.1	General	1

ARTICLE II

TRANSFER OF SPINCO EMPLOYEES; GENERAL PRINCIPLES

Section 2.1	Transfer of Employment to SpinCo of SpinCo Employees; SpinCo LTD Employees; Post-Effective Time Transfers; SpinCo Contractors	3
Section 2.2	Assumption and Retention of Liabilities	5
Section 2.3	SpinCo Participation in the Citrix Plans	5
Section 2.4	Sponsorship of the SpinCo Plans	6
Section 2.5	Coordination with Merger Agreement	6
Section 2.6	Reimbursements	6
Section 2.7	Labor Relations	6

ARTICLE III

DEFINED CONTRIBUTION AND NON-QUALIFIED DEFERRED COMPENSATION PLANS

Section 3.1	401(k) Plan	6

ARTICLE IV

HEALTH AND WELFARE PLANS; PAYROLL; COBRA AND VACATION

Section 4.1	Cessation of Participation in Citrix Health and Welfare Plans	7
Section 4.2	Allocation of Health and Welfare Plan Liabilities	7
Section 4.3	Flexible Spending Plan Treatment	7
Section 4.4	Workers’ Compensation Liabilities	8
Section 4.5	COBRA and HIPAA	8
Section 4.6	Vacation and Paid Time Off	8
Section 4.7	Payroll	8

ARTICLE V

INCENTIVE COMPENSATION AND EQUITY COMPENSATION

Section 5.1	Incentive Plans	9

Section 9.17	Severability	16
Section 9.18	Interpretation	17
Section 9.19	No Duplication; No Double Recovery	17
Section 9.20	No Admission of Liability	17

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of January 31, 2017, is entered into by and among CITRIX SYSTEMS, INC., a Delaware corporation (“Citrix”), GETGO, INC., a Delaware corporation and a wholly owned subsidiary of Citrix (“SpinCo”), and LOGMEIN, INC., a Delaware corporation (“LogMeIn”). “Party” or “Parties” means Citrix, SpinCo or LogMeIn, individually or collectively, as the case may be. Capitalized terms used and not defined herein shall have the meaning set forth in the Separation and Distribution Agreement between the Parties, dated as of July 26, 2016 (the “Separation Agreement”).

WHEREAS, as contemplated by the Separation Agreement, Citrix, SpinCo and LogMeIn desire to enter into this Agreement to provide for the allocation of assets, Liabilities, and responsibilities with respect to certain matters relating to employees (including employee compensation and benefit plans and programs) between them.

NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 General. For purposes of this Agreement the following terms shall have the meaning ascribed to them in this Article I.

1.1 “Citrix Defined Contribution Plan” means the Citrix 401(k) Plan.

1.2 “Citrix Employee” means any individual who, as of the Distribution Effective Time, is either actively employed by, or then on a leave of absence from, Citrix or a Citrix Group member (including maternity, paternity, family, sick, short-term or long-term disability leave, qualified military service under the Uniformed Services Employment and Reemployment Rights Act of 1994, and leave under the Family Medical Leave Act and other approved leaves), but does not include any SpinCo Employee (other than the SpinCo LTD Employees).

1.3 “Citrix Equity-Based Plans” means the Citrix Amended and Restated 2005 Equity Incentive Plan and the Citrix 2014 Equity Incentive Plan.

1.4 “Citrix ESPP” means the Citrix 2015 Employee Stock Purchase Plan.

1.5 “Citrix FSAs” has the meaning set forth in Section 4.3.

1.6 “Citrix Health and Welfare Plans” means the health and welfare plans, sponsored and maintained by Citrix or any Citrix Group member immediately prior to the Distribution Effective Time, which provide group health, life, dental, accidental death and dismemberment, health care reimbursements, dependent care assistance and disability benefits. The term Citrix Health and Welfare Plan does not include any SpinCo Plan.

1.7 “Citrix Participant” means any individual who is a Citrix Employee or a former Citrix Employee, and any beneficiary, dependent, or alternate payee of such individual, as the context requires.

1.8 “Citrix Plan” means any plan, policy, program, payroll practice, on-going arrangement, contract, trust, insurance policy, or other agreement or funding vehicle (including a Citrix Health and Welfare Plan) for which the eligible classes of participants include employees or former employees of Citrix or a Citrix Group member (which may include employees of SpinCo Group members prior to the Distribution Effective Time). The term Citrix Plan does not include any SpinCo Plans.

1.9 “COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Code Section 4980B and ERISA Sections 601 through 608.

1.10 “Code” means the Internal Revenue Code of 1986, as amended, or any successor federal income tax law. Reference to a specific Code provision also includes any proposed, temporary, or final regulation in force under that provision.

1.11 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended. Reference to a specific provision of ERISA also includes any proposed, temporary, or final regulation in force under that provision.

1.12 “HIPAA” means the health insurance portability and accountability requirements for “group health plans” under the Health Insurance Portability and Accountability Act of 1996, as amended.

1.13 “LogMeIn 401(k) Plan” means the tax-qualified 401(k) defined contribution savings plan to be established or designated by LogMeIn or a LogMeIn Subsidiary prior to the Distribution Effective Time.

1.14 “LogMeIn Health and Welfare Plans” means the health and welfare plans, sponsored and maintained by LogMeIn or a LogMeIn Subsidiary from time to time, which provide group health, life, dental, accidental death and dismemberment, health care reimbursements, dependent care assistance and disability benefits.

1.15 “LogMeIn Plan” means any plan, policy, program, payroll practice, on-going arrangement, contract, trust, insurance policy, or other agreement or funding vehicle (including a LogMeIn Health and Welfare Plan) for which the eligible classes of participants include employees or former employees of LogMeIn (which may include employees of SpinCo Group members as of the day following the date of the Distribution Effective Time).

1.16 “SpinCo Contractor” has the meaning set forth in the Merger Agreement.

1.17 “SpinCo Employee” has the meaning set forth in the Merger Agreement.

1.18 “SpinCo FSAs” has the meaning set forth in Section 4.3.

1.19 “SpinCo LTD Employees” means the SpinCo Employees who are receiving long term disability benefits under a Citrix Plan at the Distribution Effective Time or are on short term disability leave at the Distribution Effective Time.

1.20 “SpinCo Participant” means any individual who is a SpinCo Employee, and any beneficiary, dependent, or alternate payee of such individual, as the context requires.

1.21 “SpinCo Plan” means any benefit or compensation plan, policy, program, payroll practice, on-going arrangement, contract, trust, insurance policy, or other agreement or funding vehicle for the benefit of individual service providers (i) that is sponsored or maintained by a Transferred Subsidiary or (ii) for which Liabilities transfer to SpinCo or any SpinCo Group member under applicable Law as a result of the transactions contemplated by the Transaction Agreements.

1.22 “Sponsored Employee” means a SpinCo Employee working on a visa or work permit sponsored by Citrix or a Citrix Group member as of immediately prior to the Distribution Effective Time.

ARTICLE II

TRANSFER OF SPINCO EMPLOYEES; GENERAL PRINCIPLES

Section 2.1 Transfer of Employment to SpinCo of SpinCo Employees; SpinCo LTD Employees; Post-Effective Time Transfers; SpinCo Contractors.

(a) Section 4.14(a) of the Citrix Disclosure Letter, as updated from time to time prior to the Distribution Effective Time in accordance with the Merger Agreement, identifies each individual who is a SpinCo Employee and, Citrix and SpinCo have caused the employment of each SpinCo Employee to be transferred, pursuant to the Internal Reorganization, to a SpinCo Group member in the applicable jurisdiction.

(b) Citrix shall, or shall cause a Citrix Group member to, employ or retain the employment of each SpinCo LTD Employee until such SpinCo LTD Employee returns to active work or ceases to have a right to reemployment under the applicable Citrix Health and Welfare Plan. SpinCo shall, or cause a SpinCo Group member to, offer (upon substantially comparable terms and conditions of employment) employment to each SpinCo LTD Employee when such SpinCo LTD Employee returns to work within the later of (i) the time period prescribed under applicable Law, (ii) the applicable leave policy governing such employee at the time the disability commenced or (iii) six (6) months, and shall hire each SpinCo LTD Employee who accepts such offer of employment and arrives to work for a SpinCo Group member. SpinCo or a SpinCo Group member, as the case may be, shall indemnify each Citrix Group member against any Liability with respect to a failure by SpinCo or a SpinCo Group member to (i) offer to hire such SpinCo LTD Employee or (ii) hire such SpinCo LTD Employee who accepts an offer of employment by SpinCo or a SpinCo Group member and arrives to work in accordance with this Section 2.1(b). To the extent that a SpinCo LTD Employee in the United States is on short-term disability leave as of the Distribution Effective

Time and subsequently becomes entitled to long-term disability benefits as a result of such disability (without having returned to work), such long-term disability benefits will be provided under the applicable Citrix Plan. Periodically following the Distribution Effective Time, Citrix shall calculate the cost of the compensation, benefits and other employment-related costs actually incurred by Citrix Group members in employing such SpinCo LTD Employees following the Distribution Effective Time (other than severance or other termination benefits and the costs of providing disability insurance coverage) and shall provide SpinCo with notice and reasonable documentation of such amount following SpinCo’s receipt of such notice, SpinCo shall reimburse such amount to Citrix. SpinCo LTD Employees shall be considered Citrix Employees unless and until either (a) their employment is terminated by the applicable Citrix Group member or (b) they return to active work and are hired by SpinCo or a SpinCo Group member pursuant to this Section 2.1(b).

(c) In the event that either Party reasonably determines following the Distribution Effective Time that any individual employed outside the United States who is not a SpinCo Employee has inadvertently become employed by a member of the SpinCo Group (due to the operation of transfer of undertakings or similar law or regulation), the Parties shall cooperate and take such actions as may be reasonably necessary in order to cause the employment of such individuals to be promptly transferred to a member of the Citrix Group, and Citrix shall reimburse the members of the SpinCo Group for all compensation, benefits and other employment-related costs incurred by SpinCo Group members in employing such individuals.

(d) To the extent contractual or legal severance or other termination benefit becomes payable as a result of the transfers of employment described in Sections 2.1(a), (b) or (c), Citrix shall be responsible for the payment of such severance or termination benefit. LogMeIn shall be responsible for the payment of any severance or termination benefit incurred as a result of other employment terminations, transfers or other actions with respect to SpinCo Employees which are not undertaken in connection with the Internal Reorganization but which are either (1) undertaken by Citrix at the request of LogMeIn or (2) occurring upon or following the Distribution Effective Time.

(e) With respect to any employment agreements with SpinCo Employees that are not with SpinCo or a SpinCo Group member or which do not transfer to a SpinCo Group member by operation of applicable Law, the Parties shall use reasonable best efforts to assign the applicable Contract to a member of the SpinCo Group in the applicable jurisdiction (or such other SpinCo Group member as is designated by LogMeIn) and SpinCo shall, or shall cause a member of the SpinCo Group to, assume and perform such employment agreements. Prior to the Distribution Effective Time, Citrix shall use reasonable best efforts to cause each SpinCo Employee to enter into a new confidentiality, assignment and restrictive covenant agreement comparable to their current such agreements but with respect to the SpinCo Business, the beneficiary of which shall be SpinCo or a SpinCo Group member. To the extent that any SpinCo Employee does not enter into such a new confidentiality, assignment and restrictive covenant agreement, Citrix shall cause all rights and benefits of Citrix and any Citrix Group member under any confidentiality, assignment and restrictive covenant agreement with such SpinCo Employee to be assigned to the SpinCo or a SpinCo Group member, but only to the extent such rights and benefits relate to the SpinCo Business.

(f) With respect to any independent contractor agreements with SpinCo Contractors that are not with SpinCo or a SpinCo Group member, the Parties shall use reasonable best efforts to assign the applicable Contract to a member of the SpinCo Group in the applicable jurisdiction (or such other SpinCo Group member as is designated by LogMeIn) and SpinCo shall, or shall cause a member of the SpinCo Group to, assume and perform such independent contractor agreements. Prior to the Distribution Effective Time, Citrix shall cause all rights and benefits of Citrix and any Citrix Group member under any confidentiality, assignment and restrictive covenant agreement with a SpinCo Contractor to be assigned to SpinCo or a SpinCo Group member, but only to the extent such rights and benefits relate to the SpinCo Business. To the extent that any SpinCo Contractor is not party to any confidentiality, assignment and restrictive covenant agreement with Citrix or any Citrix Group member, Citrix shall use reasonable best efforts to cause each such SpinCo Contractor to enter into a confidentiality, assignment and restrictive covenant agreement, the beneficiary of which shall be SpinCo or a SpinCo Group member.

(g) LogMeIn, SpinCo Group and SpinCo shall, or shall cause a member of the SpinCo Group to, provide each SpinCo Employee who incurs a termination of employment during the twelve (12) month period following the Distribution Effective Time with severance payments and severance benefits that are the same as the severance payments and severance benefits provided to similarly situated employees of LogMeIn under the LogMeIn Plans.

Section 2.2 Assumption and Retention of Liabilities. Citrix and SpinCo agree that (A) employment-related Liabilities not otherwise allocated herein and associated with (1) Citrix Participants and (2) SpinCo Participants (to the extent incurred prior to or on the date of the Distribution Effective Time and not incurred under a SpinCo Plan) are to be retained or assumed by Citrix or a Citrix Group member and (B) employment-related Liabilities not otherwise allocated herein and that are (1) associated with SpinCo Participants and incurred following the date of the Distribution Effective Time or (2) are incurred under a SpinCo Plan (for the avoidance of doubt, excluding any such Liabilities associated with individuals who are not current SpinCo Employees or SpinCo LTD Employees as of Distribution Effective Time) are to be assumed by SpinCo or a SpinCo Group member, in each case, except as specifically set forth herein. For purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (x) medical, vision, dental and/or prescription drug benefits (excluding hospital expenses), upon provision of the services, materials or supplies comprising any such benefits, (y) hospital expenses upon the date of admission and (z) short-term and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits.

Section 2.3 SpinCo Participation in the Citrix Plans; Citrix Participation in SpinCo Plans. Effective as of the day following the Distribution Effective Time, SpinCo and each SpinCo Group member shall cease to be participating companies in each Citrix Plan, and Citrix and SpinCo shall take all necessary action before the Distribution Effective Time to effectuate such cessation as a participating company. To the extent the terms of a Citrix Plan (or the terms of any service provider with respect to a Citrix Plan) provide for continued coverage for a period of time following the Distribution Effective Time, such continued coverage shall not violate this Section 2.3. Effective as of the Distribution Effective Time, Citrix shall cause all employees and other individual services providers of Citrix who are not SpinCo Employees to cease participating in, and to have no further rights under, the SpinCo Plans. In the event of any conflict between the provisions of this Section 2.3 and those of the Separation Agreement or any other Transaction Agreement, the provisions of this Section 2.3 shall govern.

Section 2.4 Sponsorship of the SpinCo Plans; Transfer of SpinCo Plan Assets. As of the Distribution Effective Time, Citrix and SpinCo shall have taken such actions (if any) as are required to cause (a) LogMeIn, SpinCo or a SpinCo Group member to assume sole sponsorship of, and all Liabilities with respect to, each SpinCo Plan and (b) all assets of any SpinCo Plan to be transferred to LogMeIn or a SpinCo Group member in the applicable jurisdiction.

Section 2.5 Coordination with Merger Agreement. The provisions of this Agreement shall not be deemed to modify the obligations of the Parties set forth in the Merger Agreement with respect to labor, employment, compensation, and related matters, including, without limitation, those set forth in Section 3.04 and Section 7.14 thereof.

Section 2.6 Reimbursements. From time to time after the Distribution Effective Time, the Parties shall promptly reimburse one another, upon reasonable request of the Party requesting reimbursement and the presentation by such Party of such substantiating documentation as the other Party shall reasonably request, for the cost of any Liabilities satisfied or assumed by the Party requesting reimbursement or its Affiliates that are made, pursuant to this Agreement, the responsibility of the other Party or any of its Affiliates.

Section 2.7 Labor Relations. To the extent required by applicable Law or any agreement with a labor union, works council, or similar employee organization representing any SpinCo Employee, the Parties shall cooperate to provide notice, engage in consultation, and take any similar action which may be required on its part in connection with the Distribution. Notwithstanding the foregoing, Citrix shall, and shall cause any Citrix Group member to, comply in all material respects with all applicable Laws and the terms of any agreement with a labor union, works council or similar employee organization representing any SpinCo Employee, including all notification and/or consultation requirements, necessary in connection with the Distribution with respect to SpinCo Employees in accordance with applicable Law.

ARTICLE III

DEFINED CONTRIBUTION AND NON-QUALIFIED DEFERRED COMPENSATION PLANS

Section 3.1 401(k) Plan. Citrix shall cause each SpinCo Employee to become fully vested as of the Distribution Effective Time in the SpinCo Employee’s account under the Citrix Defined Contribution Plan, including with respect to any employer contributions to such plan for the period occurring prior to the Distribution Effective Time (which such contributions Citrix shall cause to be made as soon as reasonably practicable following the Distribution Effective Time). Citrix shall (i) cause the Citrix Defined Contribution Plan to permit, if elected by a SpinCo Employee, the rollover of such SpinCo Employee’s account balance (including loans), to the LogMeIn 401(k) Plan, to extent permitted by law, and (ii) to the extent any SpinCo Employee has a loan outstanding as of the Distribution Effective Time under the Citrix Defined Contribution Plan, cause such loan to remain outstanding (and not go into default) until the first to occur of the end of the first full calendar quarter following the Distribution Effective Time or the earlier rollover of the SpinCo Employee’s account balance and loan note to the LogMeIn 401(k) Plan.

ARTICLE IV

HEALTH AND WELFARE PLANS; PAYROLL; COBRA AND VACATION

Section 4.1 Cessation of Participation in Citrix Health and Welfare Plans. As of the day following the date of the Distribution Effective Time, SpinCo Employees shall cease to participate in the Citrix Health and Welfare Plans (subject to the last sentence of Section 2.3). LogMeIn shall cause SpinCo Participants who participate in Citrix Health and Welfare Plans immediately before the Distribution Effective Time to be automatically enrolled or offered participation, as of the Distribution Effective Time, in LogMeIn Health and Welfare Plans corresponding to the Citrix Health and Welfare Plans in which the SpinCo Participants participated immediately before the Distribution Effective Time or in which similarly situated employees of LogMeIn participate; provided, that for SpinCo Employees employed primarily in (or, in the case of any expatriate SpinCo Employee, whose home country is) the United States, or as may be required under applicable Law for SpinCo Employees employed primarily outside of the United States, such LogMeIn Health and Welfare Plans shall be substantially similar to the Citrix Health and Welfare Plans in which such SpinCo Participants participated immediately prior to the Distribution Effective Time.

Section 4.2 Allocation of Health and Welfare Plan Liabilities. All outstanding Liabilities relating to, arising out of, or resulting from health and welfare coverage or claims incurred by or on behalf of SpinCo Participants under the Citrix Health and Welfare Plans on or before date of the Distribution Effective Time shall be retained by Citrix.

Section 4.3 Flexible Spending Plan Treatment. Prior to the Distribution Effective Time, LogMeIn shall establish or designate a dependent care spending account and a medical care spending account (the “LogMeIn FSAs”). The Parties shall take all steps reasonably necessary or appropriate so that the account balances (positive or negative) under the Citrix FSAs of each SpinCo Employee who has elected to participate therein in the year in which the Distribution Effective Time occurs shall be transferred on, or as soon as practicable after, the Distribution Effective Time from the Citrix FSAs to the corresponding LogMeIn FSAs. The LogMeIn FSAs shall assume responsibility as of the Distribution Effective Time for all outstanding dependent care and medical care claims under the Citrix FSAs of each SpinCo Employee for the year in which the Distribution Effective Time occurs and shall assume the rights of and agree to perform the obligations of the analogous Citrix FSA from and after the day following the date of the Distribution Effective Time. The Parties shall cooperate to provide that the contribution elections of each such SpinCo Employee as in effect immediately before the Distribution Effective Time remain in effect under the LogMeIn FSAs following the Distribution Effective Time. As soon as practicable after the Distribution Effective Time, Citrix shall transfer to SpinCo an amount equal to the total contributions made to the Citrix FSAs by SpinCo Employees in respect of the plan year in which the Distribution Effective Time occurs, reduced by an amount equal to the total claims already paid to SpinCo in respect of such plan year. From and after the Distribution Effective Time, Citrix shall (subject to applicable Law) provide SpinCo with such information such entity may reasonably request to enable it to verify any claims information pertaining to a Citrix FSA.

Section 4.4 Workers’ Compensation Liabilities. All workers’ compensation Liabilities relating to, arising out of, or resulting from any claim by SpinCo Employees that result from an accident or from an occupational disease which is incurred before or on the date of the Distribution Effective Time shall be retained by Citrix. SpinCo and each SpinCo Group member shall be solely responsible for all workers’ compensation Liabilities relating to, arising out of, or resulting from any claim by a SpinCo Employee that results from an accident or from an occupational disease which is incurred after the date of the Distribution Effective Time. A claim for workers compensation benefits shall be deemed to be incurred when the event giving rise to the claim (the “Workers Compensation Event”) occurs. If the Workers Compensation Event occurs over a period both preceding and following the date of the Distribution Effective Time, the claim shall be, to the extent not covered by insurance, the joint responsibility of LogMeIn and Citrix (allocated as appropriate between LogMeIn and Citrix based upon the relative periods of time that the Workers Compensation Event transpired preceding and following the Distribution Effective Time). The Parties shall cooperate with respect to any notification to appropriate governmental agencies of the disposition and the issuance of new, or the transfer of existing, workers’ compensation insurance policies and contracts governing the handling of claims.

Section 4.5 COBRA and HIPAA. Citrix or the applicable Citrix Group member shall remain responsible for all Liabilities incurred pursuant to COBRA and for administering compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the Citrix Health and Welfare Plans with respect to COBRA qualifying events occurring on or before the date of the Distribution Effective Time. SpinCo, LogMeIn or an applicable Affiliate shall be responsible for all Liabilities incurred pursuant to COBRA and for administering compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the SpinCo Health and Welfare Plans with respect to SpinCo Participants who incur a COBRA qualifying event at any time after the date of the Distribution Effective Time.

Section 4.6 Vacation and Paid Time Off. As of the Distribution Effective Time, the applicable SpinCo Group member shall credit each SpinCo Employee with the unused vacation days and personal and sickness days that such individual has accrued immediately prior to the Distribution Effective Time, to the extent included as a SpinCo Current Liability in SpinCo Working Capital (as such terms are defined in the Merger Agreement), in accordance with the vacation and personnel policies applicable to such employee immediately prior to the Distribution Effective Time (unless such vacation and paid time off is required under applicable Law to be paid out to the SpinCo Employee in connection with the Distribution and the transactions contemplated hereby, in which case such payment shall be made by Citrix as of or prior to the Distribution Effective Time).

Section 4.7 Payroll. On the applicable Citrix Group member’s first ordinary payroll date occurring on or after the Distribution Effective Time, Citrix shall cause to be paid to all SpinCo Employees all unpaid wages and other compensation earned or accrued through the Distribution Effective Time, including the amounts required to be paid under Sections 5.1 through 5.3.

ARTICLE V

INCENTIVE COMPENSATION AND EQUITY COMPENSATION

Section 5.1 Incentive Plans. At the Distribution Effective Time, the participation by each SpinCo Employee in any cash bonus plan of Citrix or a Citrix Group Member shall end, and Citrix shall pay to each such SpinCo Employee a prorated cash bonus under any cash bonus plan of Citrix or a Citrix Group Member, as determined in good faith by Citrix in a manner consistent with past practices and based on the target level of performance (without regard to any requirement for continued employment following the Distribution Effective Time). The participation by any SpinCo Employee in a sales plan of Citrix or a Citrix Group Member shall end as of the Distribution Effective Time, and Citrix shall pay to each such SpinCo Employee the applicable commission under such sales plan for any transactions that have closed prior to the Distribution Effective Time, provided and only to the extent that such SpinCo Employee would have been entitled to receive such commission pursuant to the terms of such sales plan if the Distribution Effective Time had not occurred.

Section 5.2 Awards under the Citrix Equity-Based Plans. Awards outstanding under the Citrix Equity-Based Plans and held by SpinCo Employees as of the Distribution Effective Time shall be treated in the manner set forth in Section 3.04 of the Merger Agreement.

Section 5.3 Citrix ESPP. As of the Distribution Effective Time, the participation of SpinCo Employees in the Citrix ESPP shall terminate and the SpinCo Employees shall receive a lump sum payment from Citrix in respect of their payroll deductions not previously used to purchase Citrix Common Stock in accordance with the terms of the Citrix ESPP.

ARTICLE VI

NON-U.S. EMPLOYEES

Section 6.1 Special Provisions for Employees Outside of the United States. The Appendices to this Agreement set forth the additional and/or different agreements of the Parties with respect to compensation, benefits, employees, and related matters outside of the United States. From and after the date hereof, the Parties agree to reasonably cooperate to effect the provisions of this Agreement with respect to employees and employee-related matters outside of the United States. Prior to the Distribution Effective Time, Citrix shall complete such schedules in good faith, and otherwise consistent with the principles of this Agreement subject to the approval of LogMeIn, which approval shall not be unreasonably withheld. To the extent required by applicable Law, SpinCo, a member of the SpinCo Group or LogMeIn, as appropriate, shall become a party to the applicable collective bargaining, works council, or similar arrangements with respect to SpinCo Employees outside the United States and shall comply with obligations thereunder from and after the Distribution Effective Time.

ARTICLE VII

GENERAL AND ADMINISTRATIVE

Section 7.1 Sharing of Participant Information. To the maximum extent permitted under applicable Law, Citrix and SpinCo shall share, and shall cause each member of its respective Group to reasonably cooperate with the other Party hereto to (i) share, with each other and their respective agents and vendors all participant information reasonably necessary for the efficient and accurate administration of each of the Citrix Plans and the SpinCo Plans, (ii) facilitate the transactions and activities contemplated by this Agreement and (iii) resolve any and all employment-related claims regarding SpinCo Employees. SpinCo and its respective authorized agents shall, subject to applicable laws on confidentiality, be given reasonable and timely access to, and may make copies of, all information relating to the subjects of this Agreement in the custody of the Citrix Group, to the extent reasonably necessary for such administration. Citrix Group members shall be entitled to retain copies of all SpinCo Records relating to the subjects of this Agreement in the custody of the Citrix Group, subject to the terms of the Separation Agreement and applicable Law.

Section 7.2 No Third Party Beneficiaries. No provision of this Agreement or the Separation Agreement shall be construed to create any right, or accelerate entitlement, to any compensation or benefit whatsoever on the part of any future, present, or former employee of Citrix, a Citrix Group member, SpinCo, or a SpinCo Group member under this Agreement, the Separation Agreement, any Citrix Plan or SpinCo Plan or otherwise. Except as expressly provided in this Agreement, nothing in this Agreement shall preclude SpinCo or any SpinCo Group member, at any time after the Distribution Effective Time, from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any SpinCo Plan, any benefit under any SpinCo Plan or any trust, insurance policy, or funding vehicle related to any SpinCo Plan (in each case in accordance with the terms of the applicable arrangement); except as expressly provided in this Agreement, nothing in this Agreement shall preclude Citrix or any Citrix Group member, at any time after the Distribution Effective Time, from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any Citrix Plan, any benefit under any Citrix Plan or any trust, insurance policy, or funding vehicle related to any Citrix Plan (in each case in accordance with the terms of the applicable arrangement); and except as expressly provided in this Agreement, nothing in this Agreement shall preclude LogMeIn from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any LogMeIn Plan, any benefit under any LogMeIn Plan or any trust, insurance policy, or funding vehicle related to any LogMeIn Plan (in each case in accordance with the terms of the applicable arrangement).

Section 7.3 Audit Rights with Respect to Information Provided. Each of Citrix and SpinCo, and their duly authorized representatives, shall have the right to conduct reasonable audits with respect to all information provided to it by the other Party pursuant to this Agreement. The Parties shall cooperate to determine the procedures and guidelines for conducting audits under this Section 7.3, which shall require reasonable advance notice by the auditing Party. The auditing Party shall have the right to make copies of any records at its expense, subject to applicable Law.

Section 7.4 Fiduciary Matters. Citrix and SpinCo each acknowledge that actions required to be taken pursuant to this Agreement may be subject to fiduciary duties or standards of conduct under ERISA or other applicable Law, and no Party shall be deemed to be in violation of this Agreement if it fails to comply with any provisions hereof based upon its good faith determination (as supported by advice from counsel experienced in such matters) that to do so would violate such a fiduciary duty or standard. Each Party shall be responsible for taking such actions as are deemed necessary and appropriate to comply with its own fiduciary responsibilities and shall fully release and indemnify the other Party for any Liabilities caused by the failure to satisfy any such responsibility.

Section 7.5 Consent of Third Parties. If any provision of this Agreement is dependent on the consent of any third party (such as a vendor or Governmental Authority), Citrix and SpinCo shall use commercially reasonable efforts to obtain such consent, and if such consent is not obtained, to implement the applicable provisions of this Agreement to the full extent practicable. If any provision of this Agreement cannot be implemented due to the failure of such third party to consent, Citrix and SpinCo shall negotiate in good faith to implement the provision in a mutually satisfactory manner. The phrase “commercially reasonable efforts” as used herein shall not be construed to require the incurrence of any non-routine or unreasonable expense or liability or the waiver of any right.

Section 7.6 Taxes. Citrix shall cause to be timely withheld and remitted to the applicable Governmental Authority all Taxes (including employer payroll Taxes) required to be withheld or remitted in respect of any compensation paid by any Citrix Group member to a SpinCo Employee on or after the date of the Distribution Effective Time (“Citrix Post-Closing Compensation”). Citrix shall reimburse SpinCo (or its designee) for any Taxes any SpinCo Group member is required to pay or withhold with respect to any Citrix Post-Closing Compensation, following receipt by Citrix of SpinCo’s request for such payment and evidence reasonably satisfactory to Citrix of the payment of such Taxes by a SpinCo Group Member. In the event of any conflict between the provisions of this Section 7.6 and those of the Tax Matters Agreement, the provisions of this Section 7.6 shall govern.

Section 7.7 Sponsored Employees. The Parties shall, and shall cause their respective members, to cooperate in good faith with each other and the applicable Governmental Authorities with respect to the process of obtaining work authorization for each Sponsored Employee to work with SpinCo or a SpinCo Group member, including but not limited to, petitioning the applicable Governmental Authorities for the transfer of each Sponsored Employee’s (as well as any spouse or dependent thereof, as applicable) visa or work permit, or the grant of a new visa or work permit, to SpinCo or any SpinCo Group member. Citrix agrees to promptly pay all costs and expenses related to the obtainment of work authorization of such Sponsored Employee (as well as any spouse or dependent thereof, as applicable) that are incurred in connection with the Internal Reorganization. LogMeIn agrees to promptly pay such costs and expenses that are otherwise incurred in connection with the Separation, Distribution or Merger. In the event that it is not legally permissible for a Sponsored Employee to continue work with SpinCo, or a SpinCo Group member, as applicable, following the Distribution Effective Time, such Sponsored Employee shall be treated as a SpinCo LTD Employee hereunder and the parties shall reasonably cooperate to provide for the services of such Sponsored Employee to be made available exclusively to the SpinCo Group under an employee secondment or similar arrangement under which a SpinCo

Group member shall be responsible for the actual costs incurred by the Citrix Group for such individual’s compensation and benefits during the period of such secondment or similar arrangement (except to the extent such costs are otherwise allocated to a Citrix Group member hereunder) until the applicable visa or work permit is obtained (for the avoidance of doubt, and pursuant Section 2.1(b) such period shall not last longer than six (6) months); provided, however, that the Parties shall continue to use their commercially reasonable efforts to obtain the applicable visa or work permit.

ARTICLE VIII

DISPUTE RESOLUTION

Section 8.1 General. The provisions of Article VII of the Separation Agreement shall apply, mutatis mutandis, to all disputes, controversies, or claims (whether arising in contract, tort, or otherwise) that may arise out of or relate to, or arise under or in connection with, this Agreement or the transactions contemplated hereby.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Complete Agreement; Construction. This Agreement, together with the Separation Agreement and the other Transaction Agreements, constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. If there is a conflict between any provision of this Agreement and a provision in any of the other Transaction Agreements (other than Section 3.04 and Section 7.14 of the Merger Agreement), the provision of this Agreement shall control unless (i) with respect to any Ancillary Agreement other than the Tax Matters Agreement, as specifically provided otherwise in this Agreement or in such other Ancillary Agreement, or (ii) with respect to the Tax Matters Agreement, the provision relates to matters addressed by the Tax Matters Agreement, in which case the Tax Matters Agreement shall control except to the extent expressly provided in Section 7.6. If there is a conflict between any provision of this Agreement and a provision in Sections 3.04 or 7.14 of the Merger Agreement, the provision of the Merger Agreement shall control. Neither this Agreement nor any Ancillary Agreement shall govern Tax matters (including any administrative, procedural, and related matters thereto, “Tax Matters”), except to the extent expressly provided herein (in Section 7.6) or therein.

Section 9.2 Transaction Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Merger Agreement or the Ancillary Agreements.

Section 9.3 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in two or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 9.4 Survival of Agreements. Except as otherwise contemplated by this Agreement or any Transaction Agreement, all covenants and agreements of the Parties contained in this Agreement and each Transaction Agreement shall survive the Distribution Effective Time and remain in full force and effect in accordance with their applicable terms.

Section 9.5 Expenses. Except as otherwise provided in this Agreement, the Separation Agreement, or any other Transaction Agreement, each party hereto shall be responsible for the fees and expenses of the Parties as provided in Section 9.03 of the Merger Agreement.

Section 9.6 Notices. All notices, requests, claims, demands, and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by a nationally recognized overnight courier service, or by facsimile or email (with a confirmatory copy sent by a nationally recognized overnight courier service) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.6):

If to Citrix, or to SpinCo prior to the Distribution Effective Time:

CITRIX SYSTEMS, INC.

851 West Cypress Creek Road

Fort Lauderdale, FL 33309

Facsimile:        (954) 267-3101

Attention:        General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, MA 02116

Facsimile:        (617) 573-4822

Attention:        Margaret A. Brown

If to LogMeIn, or to SpinCo after the Distribution Effective Time:

LOGMEIN, INC.

320 Summer Street

Boston, MA 02210

Facsimile:        (781) 437-1820

Attention:        Chief Financial Officer

        General Counsel

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

Facsimile:        (617) 948-6001

Attention:        John H. Chory

    Bradley C. Faris

Any notice to Citrix shall be deemed notice to all members of the Citrix Group, and any notice to SpinCo shall be deemed notice to all members of the SpinCo Group.

Section 9.7 Amendment and Waivers.

(a) This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, each Party that expressly references the Section of this Agreement to be amended; or (b) by a waiver in accordance with Section 9.7(b).

(b) Any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other Parties pursuant to this Agreement; or (c) waive compliance with any of the agreements of the other Parties or conditions to such obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any waiver of any term or condition hereof shall not be construed as a waiver of any subsequent breach or as a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

Section 9.8 Termination. This Agreement shall terminate without further action at any time before the Distribution Effective Time upon termination of the Merger Agreement. If terminated, no party hereto shall have any Liability of any kind to the other parties or any other Person on account of this Agreement, except as provided in the Merger Agreement.

Section 9.9 Assignment. This Agreement and the rights and obligations hereunder may not be assigned by any Party by operation of Law or otherwise without the express written consent of the other Parties (which consent may be granted or withheld in the sole discretion of the other Parties). Any attempted assignment that is not in accordance with this Section 9.9 shall be null and void.

Section 9.10 Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of, and be enforceable by (and against) the Parties and their respective successors and permitted assigns.

Section 9.11 Payment Terms.

(a) Except as otherwise expressly provided to the contrary in this Agreement or in any Transaction Agreement, any amount to be paid or reimbursed by a Party (where applicable, or a member of such Party’s Group) to the other Party (where applicable, or a member of such other Party’s Group) under this Agreement shall be paid or reimbursed hereunder within sixty (60)

days after presentation of an invoice or a written demand therefor, in either case setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b) Except as set forth in Article V of the Separation Agreement or as expressly provided to the contrary in this Agreement or in any Transaction Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within sixty (60) days of such bill, invoice, or other demand) shall bear interest at a rate per annum equal to the Prime Rate, from time to time in effect, plus two percent (2%), calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment.

(c) Without the consent of the party receiving any payment under this Agreement specifying otherwise, all payments to be made by either Citrix or SpinCo under this Agreement shall be made in U.S. dollars. Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the exchange rate published on Bloomberg at 5:00 pm, Eastern time, on the day before the relevant date, or in The Wall Street Journal, Eastern Edition, on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any Indemnity Payment required to be made hereunder or under any Transaction Agreement may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. dollars on the date in which notice of the claim is given to the Indemnifying Party.

Section 9.12 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any Person that becomes a Subsidiary of such Party at or after the Distribution Effective Time, in each case to the extent such Subsidiary remains a Subsidiary of the applicable Party.

Section 9.13 Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Subject to the prior written consent of the other Parties, each Party shall be entitled to update the Schedules from and after the date hereof until the Distribution Effective Time.

Section 9.14 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof that might lead to the application of Laws other than the Laws of the State of Delaware. All Actions that, directly or indirectly, arise out of or relate to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware; provided, however, that if such court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any Delaware state court or United States federal court sitting in the State of Delaware. Consistent with the preceding sentence, each of the Parties hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any Action brought by any party hereto that, directly or indirectly, arises out of or relates to this Agreement; (b) agrees that service of process in such Action will be validly effected by sending notice in accordance with Section 9.6; (c) irrevocably waives and releases, and agrees not to assert by way of motion, defense, or otherwise, in or with respect to any such Action, any claim that (i) such Action is not subject to the subject matter jurisdiction of at least one of the above-named courts; (ii) its property is exempt or immune from attachment or execution in the State of Delaware; (iii) such Action is brought in an inconvenient forum; (iv) that the venue of such Action is improper; or (v) this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts; and (d) agrees not to move to transfer any such Action to a court other than any of the above-named courts.

Section 9.15 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY, DIRECTLY OR INDIRECTLY, ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.

Section 9.16 Specific Performance. The Parties acknowledge and agree that the Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity (including monetary damages), such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. For the avoidance of doubt, LogMeIn shall, during the term of this Agreement, have the right to enforce specifically the obligations of Citrix and SpinCo set forth herein. The Parties agree that they will not contest the appropriateness of specific performance as a remedy.

Section 9.17 Severability. If any term or other provision (or part thereof) of this Agreement is declared invalid, illegal or incapable of being enforced by any Governmental Authority, all other terms and provisions (or parts thereof) of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 9.18 Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 9.19 No Duplication; No Double Recovery. Nothing in this Agreement or any Transaction Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation, or recovery with respect to any matter arising out of the same facts and circumstances.

Section 9.20 No Admission of Liability. The allocation of Assets and Liabilities herein (including on the Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between Citrix and SpinCo and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any Third Party, including with respect to the Liabilities of any non-wholly owned subsidiary of Citrix or SpinCo.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

CITRIX SYSTEMS, INC.

By:	/s/ David J. Henshall
Name:	David J. Henshall
Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer

GETGO, INC.

By:	/s/ Antonio G. Gomes
Name:	Antonio G. Gomes
Title:	Secretary

LOGMEIN, INC.

By:	/s/ William R. Wagner
Name:	William R. Wagner
Title:	President and Chief Executive Officer

Signature Page to Employee Matters Agreement